Exhibit 20


 FOR IMMEDIATE RELEASE



    Chicago, Illinois - September 16, 1994 - Joslyn Corporation today announced that it anticipates taking a third quarter charge against earnings for increased environmental reserves principally to cover costs likely to be incurred in the clean-up of a site formerly operated in Oklahoma. Based upon currently available information, Joslyn believes the charge will be as large as $30 million to $35 million, pre-tax.


    Joslyn's estimate is based on Joslyn's own preliminary investigation and information recently obtained from the United
States Environmental Protection Agency (USEPA) concerning a former wood treating site located in Panama, Oklahoma, together with Joslyn's ongoing reevaluation of its environmental reserves.
As previously reported, Joslyn was first notified by the USEPA that it is a potentially responsible party (PRP) at the Oklahoma site on July 27, 1994. Joslyn sold the Oklahoma site in 1955, after operating it for 15 years. Although three subsequent owners have operated a wood treating facility at the site, it initially appears that Joslyn may be the only significant financially viable PRP and any insurance coverage during such period may be minimal. Joslyn believes that most of the remediation work at the Oklahoma site would take place during a period 5 to 10 years from now.


    Determining Joslyn's ultimate cost associated with remediating sites is subject to many variables, including contributions from other PRPs, insurance recoveries, availability of economical remediation technologies and changes in applicable laws and regulations. Joslyn's investigation of the Oklahoma site is still in the preliminary stages. Accordingly, there can be no assurance that Joslyn's estimates of its environmental liabilities will not change. If technologies other than those assumed to be available are utilized or if the quantity of contaminated soil is greater than that suggested by preliminary data, remediation costs could be significantly higher.


    Joslyn established an environmental reserve with a $30 million charge in 1987 for known sites then under investigation by environmental agencies (none of which related to the Oklahoma site). Currently (and before reflecting the anticipated third quarter charge), Joslyn has approximately a net $14 million reserve after reflecting expenditures since 1987 and insurance recoveries which have been subsequently credited to the reserve.


    Joslyn Corporation, now in its 92nd year, provides diversified products and services primarily to the electric utility, telecommunication, defense and industrial markets. Joslyn also manufactures equipment for the following industries: aerospace, building construction and petrochemical. It has approximately 2,050 employees and operates facilities in the United States and Canada. Shares are traded over the counter. Joslyn stock is listed on the NASDAQ National Market System. The NASDAQ symbol is
JOSL.


 Media contact at Joslyn: William J. Rotenberry 312-454-2900.


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